Exhibit 20.1


  For Immediate Release



Media Contact:     Mary Moster
               708-518-5147



                 COMDISCO ANNOUNCES AMENDMENTS TO RIGHTS PLAN


     Rosemont, IL, November 9, 1994 -- Comdisco, Inc. (NYSE: CDO) announced that its board of directors has adopted certain amendments to its shareholder rights plan.
     Among the amendments is a reduction of the rights plan's "flip-in" trigger from 40 percent to 15 percent. As amended, the rights plan provides that if any person becomes the beneficial owner of 15 percent or more of the company's common stock, each right not owned by such 15 percent holder will entitle its holder to purchase one share of the company's common stock at a purchase price of 20 percent of the then current market price of the common stock. Current holders of 15 percent or more of the company's stock are grandfathered from the reduction in the trigger percentage as long as they own less than 30 percent.
     In addition, the rights plan was amended to include among the "flip-in" triggers a determination by the board of directors whether a person is an "adverse person." An "adverse person" is a person who holds at least 10 percent of the common stock of the company and who, in the determination of the board, either intends to take certain actions that would not be in the best long-term interest of the company and its shareholders or is reasonably likely to cause a material adverse impact on the business or prospects of the company.
     Copies of the amended and restated shareholder rights plan will be filed with Chemical Bank, the rights agent, and with the Securities and Exchange Commission and may be obtained from the Company.
     The amended and restated shareholder rights plan was not adopted in response to, and the Company is not aware of, any effort to acquire control of the Company.
     Celebrating its 25th anniversary in 1994, Comdisco (NYSE: CDO) is the world's leading provider of solutions that help organizations reduce technology cost and risk. These services include equipment leasing and remarketing, business continuity and consulting. Comdisco's revenue totalled $2.0 billion for fiscal year 1994, ending September 30, 1994.